Filed by Surface Oncology, Inc.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Surface Oncology, Inc.

Commission File No.: 001-38459

Date: June 16, 2023

This filing relates to the proposed merger of Surface Oncology, Inc., a Delaware corporation (“Surface”), with Crimson Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), and a direct wholly-owned subsidiary of Coherus Biosciences, Inc., a Delaware corporation (“Coherus”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2023, by and among Surface, Coherus, Merger Sub I, and Crimson Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Coherus (the “Merger Agreement”).

Copyright © 2023. All rights reserved. June 16, 2023 Conference Call

No Offer or Solicitation - This communication is not intended to and shall not constitute an offer to subscribe for, buy or sell or the solicitation of an offer to subscribe for, buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of, or offer to sell or buy, securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is for informational purposes only. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It - In connection with the proposed transaction, Parent and the Company expect to file with the SEC a Registration Statement on Form S-4. The Registration Statement on Form S-4 will include a document that serves as a prospectus of Parent and a proxy statement/prospectus of the Company, and each party may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, RELATED MATTERS AND THE PARTIES TO THE PROPOSED TRANSACTION. You may obtain a free copy of the Registration Statement on Form S-4, proxy statement/prospectus and other relevant documents (if and when they become available) that are or will be filed with the SEC for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.investors.surfaceoncology.com/financial-information/sec-filings or by contacting the Company’s Investor Relations Department at IR@surfaceoncology.com. Copies of the documents filed with the SEC by Parent will be available free of charge on Parent’s website at https://investors.coherus.com/financial-information/sec-filings or by contacting Parent’s Investor Relations Department at IR@coherus.com. Participants in the Solicitation -Parent, the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Parent, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Parent’s proxy statement for its 2023 Annual General Meeting, which was filed with the SEC on April 17, 2023, the Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 6, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 9, 2023 and amended on May 1, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Security holders, potential investors and other readers should read the proxy statement/prospectus, included in the Registration Statement on Form S-4 carefully when it becomes available before making any voting or investment decision. You may obtain free copies of these documents from Parent or the Company using the sources indicated above. Coherus Contacts: Investor Relations: Marek Ciszewski, SVP, Investor Relations; IR@coheus.com; Media Relations: Jodi Sievers, VP Corporate Communications; media@coherus.com Surface Oncology Contacts: Investor Relations: Scott Young - VP, Investor Relations & Corporate Communications; Syoung@surfaceoncology.com Disclaimers Copyright © 2023. All rights reserved.

Agenda Copyright © 2023. All rights reserved. Introductions Transaction Rationale and Synergies Surface I-O Pipeline & Clinical Update Synergies with Coherus I-O Pipeline Deal Terms & Financial Guidance Strategy & Upcoming Catalysts

Coherus is a I-O company with a next generation PD-1 inhibitor, focused on building a portfolio of innovative combination therapies to extend patient survival and address a broad range of tumors with unmet needs through strategic partnerships Coherus is mid-way through an 18-month period of five product launches, as toripalimab progresses towards an FDA approval decision Surface Oncology is a highly innovative immuno-oncology drug developer with competitively positioned clinical stage I-O drug candidates that complement tori targeted tumor types Pipeline prioritization targets R&D expense reduction through 2025 of at least $50 million Adds up to $25M in cash at closing to Coherus’ balance sheet Transaction Rationale Copyright © 2023. All rights reserved. Positions Coherus as one of the very few I-O companies with demonstrated commercial expertise, significant product revenues, and unique, competitively positioned R&D programs addressing critical unmet medical needs

Scientific, Clinical and Business Model Synergies Copyright © 2023. All rights reserved. Commercial Product Sales Growing revenues from a diversified product portfolio to fund the development of novel I-O combinations Surface Oncology Has rigorous science, with competitively positioned clinical stage antibodies that are highly synergistic with toripalimab, the backbone of our I-O development strategy Toripalimab A next-generation PD-1, the backbone of our I-O franchise, with a differentiated MOA ideally positioned as a combination agent in prevalent cancers Coherus I-O Pipeline Focused on targeting immune-suppressive mechanisms in the tumor microenvironment, including TIGIT and ILT-4 Creating Value by Extending Patient Survival

Agents which activate an immune response in the tumor microenvironment hold promise when combined with checkpoint inhibitors SRF388, an IL-27 mAb, SRF114, a CCR8 mAb target the tumor microenvironment Toripalimab is a next generation PD-1 checkpoint inhibitor with a unique MOA, potently activating T cells The resulting mechanism of action synergy between the two company’s key assets presents promising approaches to treat cancers with high prevalence and unmet need Scientific Synergies: Beyond checkpoints to the tumor microenvironment Copyright © 2023. All rights reserved.

Upgrades Coherus’ clinical pipeline with global rights to competitively positioned, clinical stage, combination assets Monotherapy activity, and importantly, activity in previously treated PD-1 patients, is a key area of focus for the field, and exciting to see in Surface’s studies Importantly, SRF388 has demonstrated monotherapy activity in multiple solid tumors SRF388 has also demonstrated activity in combination, making toripalimab and other I-O combinations attractive Expands Coherus’ I-O franchise beyond NPC to treatment of tumor types with significant unmet needs and high prevalence, such as 2L NSCLC These tumor types are complementary to the toripalimab clinical development program, setting up promising combination approaches Clinical Synergies: Leapfrogging to leading-edge combinations accelerates development pathway Copyright © 2023. All rights reserved.

Elimination of program overlap on shared targets generates cost and time savings E.g. the SRF114 program accelerates CHRS CCR8 efforts by three years and saves at least $15 million Pipeline prioritization will focus clinical development activities on advanced and competitively positioned I-O programs and reduce budgeted R&D spending by more than $50 million through 2025 Expands partnering opportunities for toripalimab in additional combination therapies Potential out-licensing of ex-US rights to SRF388 and SRF114 could raise significant non-dilutive capital in 2024 and 2025 Coherus shareholders will receive a 30% share of the value of Surface programs partnered with Novartis and GSK Up to $25 million in Surface net cash projected at closing will strengthen Coherus’ balance sheet Business Model Synergies and Benefits Complementary assets upgrade programs, save costs, create options Copyright © 2023. All rights reserved.

UDENYCA®: Our core franchise with UDENYCA is successfully launching additional presentations Since launch in late May, uptake for UDENYCA Autoinjector reinvigorating the franchise CIMERLI®: Our Lucentis biosimilar, CIMERLI, is gaining projected traction with ophthalmologists Gaining market share rapidly since activation of Q-code April 1st YUSIMRY™: Our innovative pricing strategy is being well received Announced lowest list price for adalimumab biosimilar and is prepared to launch in early July Toripalimab: Our next-generation PD-1 has successfully completed several key regulatory hurdles necessary to complete FDA review Manufacturing facilities inspections are complete and clinical site inspections are being scheduled Coherus/Surface Merger is Opportunistically Timed Commercial franchises gaining momentum as sales ramp per plan Copyright © 2023. All rights reserved.

Merger Transaction adds Two Competitively Positioned Clinical-Stage Programs to Coherus’ I-O Pipeline Candidate Target Proposed Indication Preclinical Phase 1 Phase 2 Pivotal Clinical Trials TORIPALIMAB* PD-1 Nasopharyngeal Carcinoma (1L combo with chemo) Nasopharyngeal Carcinoma (2L/3L monotherapy)      SRF388** IL-27 Hepatocellular Carcinoma Non-Small Cell Lung Cancer SRF114** CCR8 Solid Tumors including Head & Neck Cancer (in combination with toripalimab)       CHS-006* TIGIT Solid Tumors (All indications in combination with toripalimab) CHS-1000 ILT4 Solid Tumors (in combination with toripalimab)       Innovative Immuno-Oncology Pipeline Copyright © 2023. All rights reserved. *In the U.S.; **Assumes closing on the acquisition of Surface Oncology in Q3 2023 Most Advanced IL-27 Antibody Potent & Selective CCR8 Antibody

Copyright © 2023. All rights reserved. Rob Ross, M.D. CEO, Surface Oncology Surface I-O Pipeline & Clinical Update

Merger Transaction adds Two Competitively Positioned Clinical-Stage Programs to Coherus’ I-O Pipeline Candidate Target Proposed Indication Preclinical Phase 1 Phase 2 Pivotal Clinical Trials TORIPALIMAB* PD-1 Nasopharyngeal Carcinoma (1L combo with chemo) Nasopharyngeal Carcinoma (2L/3L monotherapy)      SRF388** IL-27 Hepatocellular Carcinoma Non-Small Cell Lung Cancer SRF114** CCR8 Solid Tumors including Head & Neck Cancer (in combination with toripalimab)       CHS-006* TIGIT Solid Tumors (All indications in combination with toripalimab) CHS-1000 ILT4 Solid Tumors (in combination with toripalimab)       Innovative Immuno-Oncology Pipeline Copyright © 2023. All rights reserved. *In the U.S.; **Assumes closing on the acquisition of Surface Oncology in Q3 2023 Most Advanced IL-27 Antibody Potent & Selective CCR8 Antibody

A Novel Antibody Targeting IL-27 High-affinity, fully human IgG1 antibody against IL-27 IL-27 is a highly immunosuppressive cytokine and serves as a “master switch” of checkpoint protein expression Translational and clinical evidence to support activity in liver and lung cancers Monotherapy responses in treatment-refractory NSCLC and ccRCC; combination activity in HCC Overview of SRF388

IL-27 is an Immunoregulatory Cytokine that Inhibits NK and T Cell Anti-Tumor Response

SURFACE ONCOLOGY



Macrophage or Dendritic Cell
IL-27
NK cell
Constrains NK cell Immunosurveillance
Increased Inhibitory Receptor Expression
TIM-3
LAG-3
TIGIT
T cell
PD-L1
IFNγ
IL-17
TNFα
Decreased Cytokine Secretion
Innate Immunity
Adaptive Immunity

Villarino, et al. *Immunity*. 2003; Saur, et al. *J Immunol*. 2008; Carbotti, et al. *Oncotarget*. 2015; Chihara, et al. *Nature*. 2018; DeLong, et al. *Immunohorizons*. 2019; Aghayev, et al. *Cancer Discovery*. 2022

15

SRF388/Monotherapy in Non-Small Cell Lung Cancer (NSCLC) Best Percent Change from Baseline in Sum of Target Lesions (n=24) Data cut as of 14 Apr 2023, subject to change PD-L1 high (≥50%) PD-L1 low (1-49%) PD-L1 0% DL5 (1.0 mg/kg) DL7 (10.0 mg/kg) DL8 (20.0 mg/kg) 2 confirmed PRs in PD-L1 negative or low, squamous NSCLC and 1 durable disease stabilization in adenocarcinoma; all 3 previously treated with PD-(L)1 antibodies 33% ORR in squamous subset (n=2/6) Potential fit in combination trials with toripalimab which has proven NSCLC efficacy SRF388 Demonstrated Monotherapy Activity in Lung Cancer

Early data snapshot, with ~50% of patients with ≤ 1 on-study imaging assessment (30 patients treated); more mature data update expected later this year 27% ORR to date in response evaluable set Unique first line liver cancer opportunities with toripalimab and CHS-006   HBV HCV No Viral Disease Partial Response Stable Disease Progressive Disease Combination Activity in First Line Liver Cancer – Early, Encouraging Data Data cut as of 14 Apr 2023, subject to change SRF388/Atezolizumab/Bevacizumab in Hepatocellular Carcinoma (HCC) Best Percent Change from Baseline in Sum of Target Lesions (n=24)

High-affinity, fully human IgG1 antibody against CCR8 Binds and induces ADCC and ADCP specifically of CCR8+ tumor Treg cells Highly selective for human CCR8, no off-target binding identified with extensive screening Human CCR8+ tumor Treg cell depletion seen in vitro, and in vivo in HuCCR8 knock-in mice Antibody Targeting CCR8 Overview of SRF114

SRF114 Relieves Immune-suppressive CCR8+ Treg Cells CCR8+ tumor Tregs have an activated phenotype and are highly suppressive in vitro Depletion of CCR8+ Tregs results in significant activation of both innate and adaptive immune responses CCR8+ Treg depletion exhibits potent anti-tumor activity in checkpoint resistant mouse tumor models SRF114 is a highly selective and potent anti-CCR8 antibody designed to deplete tumor infiltrating Treg cells

Anti-PD1 + Anti-CCR8 Combination Highly Active in Checkpoint Resistant Tumors* Clear opportunity for patients with high unmet need in combination with toripalimab *Murine In Vivo Study Details Day 6 randomization Mean Tumor Volume = 71 mm3 N = 10 animals per group BIW, 4 doses Tumor Volume (mm3)

Combination Treatment Increases Anti-tumor Inflammation* anti-CCR8 anti-PD1 Isotype anti-PD1 + anti-CCR8 CD8+ T Cells (IHC) *Murine In Vivo Study Details Tumor analysis on day 9 after starting treatment (day 15 from implantation) N = 4 animals per group (satellite arm from previous efficacy study)

SRF114 First in Human Study Update Currently enrolling Dose Level 3; no concerning safety signals observed to date (N=6) At Dose Level 3, clear evidence of on target activity on circulating CCR8+ Tregs Pre-Dose 24h Post-Dose Dose Level 3 Both Dose Level 3

Head and Neck Cancers (HNC) are an Attractive Target for SRF114 + Toripalimab Combination Studies Molecular epidemiology dataset generated by IHC/IF on FFPE tumor samples, n=20-60 per tumor type Multiplex immunofluorescence demonstrates approximately 75% of Tregs in head and neck tumors are CCR8+ (n=35) Foxp3 CCR8 Majority of Tregs in HNC are CCR8+ Across a broad range of tumor types, HNC is one of the most promising indications for SRF114 treatment

Copyright © 2023. All rights reserved. Theresa LaVallee, Ph.D. Chief Development Officer, Coherus Synergies with Coherus I-O Pipeline

Epitope Impacts Mechanism of Action:

Toripalimab, a next-generation anti-PD-1, binds a unique epitope with high affinity

1 Toripalimab Binds a Unique Epitope on PD-1[1]



Nivo
Pembro
Tori
L chain
H chain
L chain
H chain
H chain
L chain
mAb
PD-1
PD-1
PD-1
N-terminus
CD Loop
FG Loop

2 Toripalimab has Shown to Have High Affinity

Antibody	K_D (nM)	Epitope
Toripalimab[2]	0.3	FG loop
Pembrolizumab[3]	3.9	CD loop
Nivolumab[3]	7.2	N-terminus

- Toripalimab optimized during discovery with potency and unique CDR sequences and epitope

TORIPALIMAB
25
Copyright © 2023. All rights reserved.

Source:1. "Toripalimab: the First Domestic Anti-Tumor PD-1 Antibody in China" Lin et al. Frontiers in Immunology, Volume 12. 2022. https://www.frontiersin.org/article/10.3389/fimmu.2021.730666 2. 2. Liu et al 2019., 3. 2020 Brown et al., Table 1

Coherus BIOSCIENCES

Toripalimab has Demonstrated Activity Across Tumor Types that are Complementary to IL-27 and CCR8 Programs

Adjuvant / Neoadjuvant

HCC Adjuvant
CT-16 / JUPITER-04 P3
Mono vs placebo

NSCLC Neoadjuvant
CT-29 / NEOTORCH / JUPITER-09 P3
Mono vs placebo

ESCC Neoadjuvant
CT-42 / JUPITER-14
Combo vs chemo

Gastric Adj
CT-45 / JUPITER-15
Combo vs chemo

Cervical Adj
CT-49
Combo vs chemo

1st-Line

NSCLC EGFR(-)
CT-19 / CHOICE-01 P3
Chemo combo vs chemo

NSCLC EGFR(+)
CT-25 / JUPITER-07 P3
Chemo combo vs chemo

TNBC
CT-26 JUPITER-05 P3
Chemo combo vs chemo

SCLC
CT-28 /JUPITER-08 P3
Chemo combo vs chemo

RCC
CT-36 JUPITER-12 P3
Combo w axitinib vs sunitinib

UC PD-L1+
CT-38
Chemo combo vs chemo

Melanoma
CT-17 / JUPITER-01 P3
Mono vs dacarbazine

NPC
CT-15 / JUPITER-02 P3
Chemo combo vs chemo

ESCC
CT-21 / JUPITER-06 P3
Chemo combo vs chemo

HCC
CT-35 / JUPITER-10 P3
Combo w bevacizumab vs sorafenib

HCC
CT-27 / JUPITER-11 P3
Combo w lenvatinib vs lenvatinib

Mucosal Melanoma
CT-43 P3
Combo w axitinib vs pembrolizumab

IHCC
CT-39
Combo vs lenvatinib

≥2nd Line (P2)

Melanoma
CT-4 POLARIS-01 P2
Mono single arm

NPC
CT-5 POLARIS-02 P2
Mono single arm

UC
CT-12 POLARIS-03 P2
Mono single arm

GC
CT-33 POLARIS-04 P2
Mono single arm

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Copyright © 2023. All rights reserved.

Coherus BIOSCIENCES

NK cell T cell Dendritic cell Neoantigens PDL1 PD-1 Responsive Treg MDSC CAF TAM PD-1 Nonresponsive Broadening Cancer Patients Who May Benefit from I-O by Overcoming PD-1 Resistance Mechanism in the TME Tumor microenvironment (TME) immune-suppressive cells Cells promoting anti-tumor immunity CCR8 ILT4 IL27 TIGIT PD-1 Science-driven I-O combinations to overcome PD-1 resistance in multiple tumors

I-O Assets to Follow Toripalimab Will Prolong Survival for More Cancer Patients

Competitive Clinical Stage Pipeline

Extending Survival



% Survival
IO Combinations
Potential Improvement from Combinations
IO (anti-CTLA4, PD-(L)1)
Control
Standard/Other Therapy
Time

Source: "Immune Checkpoint Blockade in Cancer Therapy"; Allison, James; Nobel Lecture (December 2018)

Coherus I-O Pipeline



Candidate (Target)
Preclinical
Phase 1
Phase 2
Pivotal Clinical Trials
Toripalimab* (PD-1)
SRF388** (IL-27)
CHS-006 (TIGIT)
SRF114** (CCR8)
CHS-1000 (ILT-4)

*In the U.S. **Assumes closing on the acquisition of Surface Oncology in Q3 2023

28
Copyright © 2023. All rights reserved.

Coherus BIOSCIENCES

Copyright © 2023. All rights reserved. McDavid Stilwell Chief Financial Officer, Coherus Deal Terms & Financial Guidance

Stock-for-stock transaction valuing Surface at up to ~$65 million, inclusive of $20 – 25 million of Surface net cash projected at closing Surface shareholders will also receive CVRs payable for a period of ten years: 70% of milestone and royalty-based value of existing programs with Novartis and GSK 25% of upfront payments from potential ex-US licensing agreements for SRF114* 50% of upfront payments from potential ex-US licensing agreements for SRF388* The transaction was unanimously approved by the boards of directors of both companies and is expected to close in the third quarter of 2023 The closing of the transaction is subject to certain conditions, including Surface shareholder approval; the availability at closing of at least $19.6 million of Surface cash net of short-term and long-term liabilities, transaction expenses, and other obligations; and other customary conditions In conjunction with the transaction announcement, Surface is implementing a workforce reduction of approximately 50% of its employees Key Terms of the Transaction Copyright © 2023. All rights reserved. *Subject to certain deductions described in the CVR agreement

For Q2 2023, Coherus expects to report $48-53 million of net product revenue including sales of UDENYCA® and CIMERLI® For full fiscal year 2023, Coherus continues to project net revenues in excess of $275 million, including at least $100 million from CIMERLI®, with the balance comprised of sales of UDENYCA®, YUSIMRY™ and toripalimab Coherus affirms prior guidance of combined R&D and SG&A expenses for 2023 in the range of $315 to $335 million* *This guidance includes approximately $50 million of stock-based compensation expense and excludes the Surface Oncology acquisition cost as well as any potential collaboration upfront payments to Klinge Pharma for the in-license of its Eylea® biosimilar program or milestones payments to Junshi Biosciences due upon U.S. approval of toripalimab. Coherus 2Q and Full Year 2023 Financial Guidance Copyright © 2023. All rights reserved.

Copyright © 2023. All rights reserved. Denny Lanfear CEO, Coherus Strategy and Upcoming Catalysts

Combined I-O Pipeline with Near-Term Catalysts in 2023-2024

Innovative Immuno-Oncology Pipeline

Candidate	Target	Proposed Indication	Preclinical	Phase 1	Phase 2	Pivotal Clinical Trials	Near-Term Catalysts
TORIPALIMAB*	PD-1	Nasopharyngeal Carcinoma (1L combo with chemo) Nasopharyngeal Carcinoma (2L/3L monotherapy)					FDA Approval Decision Q3 2023
SRF388**	IL-27	Hepatocellular Carcinoma Non-Small Cell Lung Cancer					SRF338 Monotherapy Data – Q4 2023 HCC Triplet Combo Data – Q1 2024
CHS-006*	TIGIT	Solid Tumors (All indications in combination with toripalimab)					First Patient Dosed – Q2 2023
SRF114**	CCR8	Solid Tumors including Head & Neck Cancer					SRF114 Phase 1 Data – 1H 2024
CHS-1000	ILT4	Solid Tumors (in combination with toripalimab)					IND Filing Q4 2023

33
Copyright © 2023. All rights reserved.
*In the U.S. **Assumes closing on the acquisition of Surface Oncology in Q3 2023

Coherus BIOSCIENCES

Copyright © 2023. All rights reserved. Q&A

Forward-Looking Statements

The statements in this Current Report include express or implied forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act about the proposed transaction between the Company and Surface and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Surface and the Company. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity,” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied statements regarding: the business combination and related matters, including, but not limited to, satisfaction of closing conditions to the proposed transaction, prospective performance and opportunities with respect to Surface, the Company or the combined company, post-closing operations and the outlook for the companies’ businesses; prospective developments or results in the pipelines of Surface, the Company or the combined company and expansion of the Company’s I-O pipeline; the prospects for approval of toripalimab; Surface’s, the Company’s or the combined company’s targets, plans, objectives or goals for future operations, including those related to Surface’s and the Company’s product candidates, research and development, product candidate introductions and product candidate approvals as well as cooperation in relation thereto; projections of or targets for revenues, costs and other financial measures; future economic performance, future actions and outcome of contingencies; and the assumptions underlying or relating to such statements. These statements are based on Surface’s and the Company’s current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing for completion of the proposed transaction; uncertainties as to Surface’s ability to obtain the approval of Surface’s stockholders required to consummate the proposed transaction; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Surface and the Company to terminate the Merger Agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Surface and the Company, or at all; the risk that Surface and the Company may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Surface’s or the Company’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed transaction on the market price of Surface’s or the Company’s common stock and/or Surface’s or the Company’s operating or financial results; the difficulty of predicting the timing or outcome of regulatory approvals or actions; the risks that holders of the CVRs will not receive payments in respect of the CVRs; uncertainties as to the long-term value of the Company’s common stock, including the dilution caused by the Company’s issuance of additional shares of common stock in connection with the proposed transaction; unknown liabilities related to Surface or the Company; the nature, cost and outcome of any litigation and other legal proceedings involving Surface, the Company or their respective directors, including any legal proceedings related to the proposed transaction; risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations; potential delays or failures related to research and/or development of Surface’s or the Company’s programs or product candidates; risks related to any loss of Surface’s or the Company’s patents or other intellectual property rights; any interruptions of the supply chain for raw materials or manufacturing for Surface or the Company’s product candidates, the nature, timing, cost and possible success and therapeutic applications of product candidates being developed by Surface, the Company and/or their respective collaborators or licensees; the extent to which the results from the research and development programs conducted by Surface, the Company, and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Surface or the Company’s product candidates, and the impact of studies (whether conducted by Surface, the Company or others and whether mandated or voluntary) on any of the foregoing; unexpected breaches or terminations with respect to Surface’s or the Company’s material contracts or arrangements; risks related to competition for Surface’s or the Company’s product candidates; Surface’s or the Company’s ability to successfully develop or commercialize Surface’s or the Company’s product candidates; Surface’s, the Company’s, and their collaborators’ abilities to continue to conduct current and future developmental, preclinical and clinical programs; potential exposure to legal proceedings and investigations; risks related to changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing, development or commercialization of any of Surface’s or the Company’s product candidates; unexpected increases in costs and expenses with respect to the potential transaction or Surface’s or the Company’s business or operations; and risks and uncertainties related to epidemics, pandemics or other public health crises and their impact on Surface’s and the Company’s respective businesses, operations, supply chain, patient enrollment and retention, preclinical and clinical trials, strategy, goals and anticipated milestones. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the Mergers or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Surface’s and the Company’s respective filings with the SEC, including each of their Annual Reports on Form 10-K for the year ended December 31, 2022, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC, as well as, the Registration Statement on Form S-4 which includes the proxy statement of Surface that also constitutes the prospectus of the Company, which proxy statement/prospectus will be mailed or otherwise disseminated to Surface’s stockholders when it becomes available. Surface and the Company also plan to file other relevant documents with the SEC regarding the proposed transaction. Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Surface’s and the Company’s management, and the reader is cautioned not to rely on any forward-looking statements made by Surface or the Company. Unless required by law, neither Surface nor the Company is under any duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to subscribe for, buy or sell or the solicitation of an offer to subscribe for, buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of, or offer to sell or buy, securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is for informational purposes only. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Surface and the Company expect to file with the SEC a Registration Statement on Form S-4. The Registration Statement on Form S-4 will include a document that serves as a prospectus of the Company and a proxy statement/prospectus of Surface, and each party may also file other documents regarding the proposed transaction with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, RELATED MATTERS AND THE PARTIES TO THE PROPOSED TRANSACTION.

You may obtain a free copy of the Registration Statement on Form S-4, proxy statement/prospectus and other relevant documents (if and when they become available) that are or will be filed with the SEC for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Surface will be available free of charge on Surface’s website at https://www.investors.surfaceoncology.com/financial-information/sec-filings or by contacting Surface’s Investor Relations Department at IR@surfaceoncology.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.coherus.com/financial-information/sec-filings or by contacting the Company’s Investor Relations Department at IR@coherus.com.

Participants in the Solicitation

Surface, the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Surface, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Surface’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 9, 2023 and amended on May 1, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for its 2023 Annual General Meeting, which was filed with the SEC on April 17, 2023, the Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 6, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Security holders, potential investors and other readers should read the proxy statement/prospectus, included in the Registration Statement on Form S-4 carefully when it becomes available before making any voting or investment decision. You may obtain free copies of these documents from Surface or the Company using the sources indicated above.